Filed by GrabAGun Digital Holdings Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GrabAGun Digital Holdings Inc.

Commission File No. 333-286021

Date: March 24, 2025

Donald Trump Jr. (“Don. Jr.”), a consultant to Metroplex Trading Company LLC (doing business as GrabAGun.com) (“GrabAGun”), and a nominee to the Board of Directors of GrabAGun Digital Holdings Inc., a Texas corporation that will be the go-forward public company following the consummation of the proposed business combination that is the subject of the Business Combination Agreement, dated as of January 6, 2025, between GrabAGun and Colombier Acquisition Corp. II, made the following communications on March 24, 2025.